EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(millions of dollars)
Income from continuing operations attributable to ExxonMobil	$30,460	$19,280	$45,220	$40,610	$39,500
Excess/(shortfall) of dividends over earnings of affiliates accounted for by the equity method	(596)	(483)	921	(714)	(579)
Provision for income taxes	21,561	15,119	36,530	29,864	27,902
Capitalized interest	(126)	(25)	(118)	(181)	(160)
Noncontrolling interests in earnings of consolidated subsidiaries	938	378	1,647	1,005	1,051

	52,237	34,269	84,200	70,584	67,714

Fixed Charges:
Interest expense—borrowings	28	48	175	110	119
Capitalized interest	532	425	510	557	530
Rental cost representative of interest factor	709	909	886	729	797

	1,269	1,382	1,571	1,396	1,446

Total adjusted earnings available for payment of fixed charges	$53,506	$35,651	$85,771	$71,980	$69,160

Number of times fixed charges are earned	42.2	25.8	54.6	51.6	47.8